Exhibit (a)(5)(J)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss	SUPERIOR COURT Civ. Action No. 09-0269-BLS

MARTIN ALBRIGHT AND VITO CARUSO,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiffs,	)
)
v.	)
)
MARK LEUCHTENBERGER, STÉPHANE	)
BANCEL, M.D., GAREN BOHLIN, JEFFREY	)
COURTNEY, ROSEMARY A. CRANE,	)
WILLIAM W. CROUSE, ERIC M. GORDON,	)
PH.D., DILIP MEHTA, M.D., PH.D,	)
TARGANTA THERAPEUTICS	)
CORPORATION, THE MEDICINES	)
COMPANY, AND BOXFORD	)
SUBSIDIARY CORPORATION,	)
)
Defendants.	)
)
)

PLAINTIFFS’ NOTICE OF MOTION AND MOTION FOR PRELIMINARY
INJUNCTION
     TO THIS HONORABLE COURT AND TO ALL PARTIES AND ATTORENYS OF RECORD:
     Plaintiffs, by and through their attorneys of record, hereby move this Court for an order preliminarily enjoining Defendants, their agents, employees, and anyone acting on their behalf from facilitating, effectuating, enforcing, or taking steps to facilitate, effectuate, enforce or consummate the Proposed Transaction until such time as curative disclosures described in Plaintiffs’ memorandum in support of their motion for preliminary injunction are made. The

1

motion is scheduled to be heard on February 23, 2009 at 10:00 a.m. Submitted herewith is Plaintiffs’ memorandum in support of their motion and the declarations of Juan E. Monteverde and Matthew Morris, CFA, in support of Plaintiffs’ motion.
February 16, 2009

Respectfully submitted, BERMAN DEVALERIO
/s/ Kristin J. Moody
Norman Berman (BBO# 040460)
Jeffrey C. Block (BBO# 600747) Kristin Moody (BBO# 661792) One Liberty Square Boston, MA 02109 Telephone: (617) 542-8300 Facsimile: (617) 542-1194

LEVI & KORSINSKY, LLP
Joseph Levi (to be admitted pro hac vice)
Juan E. Monteverde (pro hac vice admission pending)
39 Broadway, Suite 1601
New York, NY 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

2

CERTIFICATE OF SERVICE
     I, Kristin J. Moody, hereby certify that a true and correct copy of the above document was served on counsel for the defendants via U.S. mail and electronic mail.
February 17, 2009

/s/ Kristin J. Moody
Kristin J. Moody

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss	SUPERIOR COURT Civ. Action No. 09-0269-BLS

MARTIN ALBRIGHT AND VITO CARUSO,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiffs,	)
)
MARK LEUCHTENBERGER, STÉPHANE	)
BANCEL, M.D., GAREN BOHLIN, JEFFREY	)
COURTNEY, ROSEMARY A. CRANE,	)
WILLIAM W. CROUSE, ERIC M. GORDON,	)
PH.D., DILIP MEHTA, M.D., PH.D,	)
TARGANTA THERAPEUTICS	)
CORPORATION, THE MEDICINES	)
COMPANY, AND BOXFORD	)
SUBSIDIARY CORPORATION,	)
)
Defendants.	)
)

PLAINTIFFS’ MEMORANDUM IN SUPPORT OF MOTION FOR
PRELIMINARY INJUNCTION
I. PRELIMINARY STATEMENT
     Plaintiffs, by their attorneys, respectfully request this Court to enforce, by preliminary injunction, their right to receive information necessary to make a fully informed decision whether to tender their shares in connection with the proposed acquisition in which Defendants The Medicines Company Inc. (“Medicines”) and Boxford Subsidiary Corporation (“Boxford” or “Merger Sub”) plan to acquire all the outstanding shares of Targanta Therapeutics Corporation (“Targanta” or the “Company”) through a cash tender offer that is set to expire on February 24, 2009 (the “Proposed Transaction”).

     On January 27, 2009, the Company filed a Recommendation Statement on Form 14D-9 (“14D-9”) with the Securities and Exchange Commission (“SEC”) that failed to disclose certain material information. (The 14D-9 is attached hereto as Exhibit A.) Plaintiffs have conducted expedited discovery and have confirmed that the 14D-9 is materially deficient.
     An order enjoining the Proposed Transaction until Defendants make corrective disclosures is necessary to prevent Targanta’s public shareholders from being irreparably harmed. Without such an order, Targanta’s public shareholders will be forced to make a decision concerning their equity interests in the Company based on inadequate information — a decision that cannot be undone. Therefore, Plaintiffs respectfully request that this Court temporarily enjoin the Proposed Transaction until Defendants have disclosed all material facts concerning the Proposed Transaction.
     Pursuant to Judge Neel’s order in connection with the scheduled preliminary injunction hearing scheduled for February 23, 2009 at 10 a.m., Plaintiffs hereby submit this memorandum in support of their motion for a preliminary injunction to temporarily enjoin the Proposed Transaction.
II. STATEMENT OF FACTS
     Targanta is a corporation organized under the laws of the State of Delaware and maintains its principal corporate offices at 222 Third Street, Suite 2300, Cambridge, MA 02142-1122. The Company develops and commercializes antibiotics to treat serious infections in the hospital and other institutional settings. Its drug pipeline includes an intravenous version of oritavancin, a semi-synthetic lipoglycopeptide antibiotic currently awaiting EU regulatory approval, and an oral version of oritavancin for the possible treatment of Clostidium difficile-related infection. See Declaration of Juan E. Monteverde in Support of Plaintiffs’ Motion for

Preliminary Injunction (“Monteverde Decl.”).
     Targanta recently went public in October 2007 through an initial public offering in which Leerink Swann LLC (“Leerink”) was an underwriter. See Monteverde Decl., ¶ 3. On September 2, 2008, before the Targanta Board decided to explore the sale of the Company, Leerink, on its own, contacted Glenn Sblendorio, Executive Vice President and Chief Financial Officer of Medicines, to explore if Medicines would be interested in pursuing a strategic relationship or transaction with Targanta. Id. According to the 14D-9, Leerink had previously advised Medicines and, therefore, Leerink was apparently familiar with both Medicines and Targanta. Id. Leerink then put Medicines in contact with Targanta which resulted in Medicines executing a confidentiality agreement on October 6, 2008 for the purpose of conducting due diligence on Targanta. Id.
     After determining that Medicines was interested in acquiring Targanta, on December 10, 2008, the Company formally retained Leerink as its financial adviser and authorized Leerink to identify and contact potential acquirers for the Company. Id. at ¶ 4. On that same day, Leerink commenced a sales process by contacting 22 parties to assess their interest in acquiring the Company. Id. Only seven days later and without conducting any meaningful follow-up with the contacted parties, Leerink advised Targanta to enter into an exclusivity agreement with Medicines. Id. Targanta executed an exclusivity agreement with Medicines on December 21, 2008 that was set to expire at 5pm on Friday, January 9, 2009. Id.
     During the exclusivity period, Targanta received at least three indications of interest. Id. at ¶ 5. In fact, two of three indications of interest were from parties that were not on the list of 22 parties contacted by Leerink. Id. The Company, however, was forced to ignore these indications of interest because of the hastily agreed to exclusivity agreement. Id. Then, on

Sunday, January 11, 2009, Targanta entered into a merger agreement with Medicines, which was announced on January 12, 2009. Id.
     Surprisingly, after failing to conduct a credible sales process and turning away potential acquirers during the exclusivity period, the Board agreed to include a “no solicitation” provision in the merger agreement that prohibited the Board from seeking a superior offer. Id. at ¶ 6. Thus, the Board agreed to sell the Company after conducting a hasty and superficial sales process and without conducting any market check to ensure that shareholder value was maximized.
     On January 27, 2009, Targanta filed with the SEC its 14D-9 that recommended that shareholders tender their shares in connection with Proposed Transaction. Id. at ¶ 7. As explained below, the 14D-9 is replete with material misstatements and omissions. Given the lack of a credible sales process and market check, the need for full and accurate disclosure is heightened because that is all shareholders have to rely on in deciding whether the Proposed Transaction is fair.
III. THE MATERIALLY DEFICIENT 14D-9
     The 14D-9 is materially deficient in the following ways:
     Management’s probability assumptions relied on by Leerink. Financial projections are generally the most important data for investors deciding whether to tender their shares. In rendering its fairness opinion, Leerink relied on a comprehensive set of probabilities prepared by management that reflected management’s view as to the likelihood of the Company’s products progressing from clinical development to commercialization. Id. at ¶ 8. Leerink used these probabilities to derive a set of financial projections it relied on in its fairness opinion. Id. These probabilities must be disclosed so that Targanta shareholders have the information necessary to evaluate the reliability of Leerink’s fairness opinion, the Company’s prospects as a standalone entity and the likelihood of receiving the future CPR payments if the Proposed Transaction is completed. Id.
     Key assumptions and information used by Leerink. In its fairness opinion, Leerink made several key assumptions for which the 14D-9 provides no explanation that would allow investors to evaluate the reliability of such assumptions. Id. at ¶ 9. For example, Leerink selected different discount rate ranges for its Historical Stock Trading and Discounted Cash Flow analyses but the 14D-9 fails to explain how these discount rate ranges were selected and why different ranges were selected for each of the analyses. Id. Also, for several of the analyses, the 14D-9 discloses conclusions reached by Leerink but fails to disclose certain intermediary steps and assumptions made by Leerink that shareholders need to evaluate the reliability of the fairness opinion. Id.
     Leerink’s relationship with Medicines. The 14D-9 states that Leerink has had prior experiences with Medicines but otherwise fails to disclose the nature of these prior experiences, whether Leerink has rendered financial services to Medicines and what fees, if any, that Medicines has paid to Leerink. Id. at ¶ 10. Because the nature and extent of any prior relationship between Leerink and Medicines raises a potential conflict of interest, the 14D-9 must fully disclose any such prior relationships so that Targanta shareholders can assess whether such facts undermine the credibility of Leerink as a financial adviser to Targanta.
     As it stands now, Plaintiffs and the other Targanta shareholders must decide before February 24, 2009, at the latest, whether to tender their shares and cash out their equity interest in the Company. Id. at ¶ 11. They cannot adequately do so, on an informed basis, with the inadequate and misleading information they have available to them now. Id.

IV. ARGUMENT
A. THE PRELIMINARY INJUNCTION STANDARD
     In determining whether to grant a preliminary injunction, Massachusetts courts use a three-part balancing test involving a combination of the moving party’s claim of injury and chance of success on the merits. See Hull Mun. Lighting Plant v. Massachusetts Municipal Wholesale Elec. Co., 399 Mass. 640, 641 (1987) (affirming lower court’s grant of preliminary injunction requiring continued payments where economic loss would be irreparable and moving party was likely to ultimately prevail). First, the court must evaluate the merits of a moving party’s claim and determine whether it is likely to succeed. See id. at 644; Grady v. Campbell, No. 9401163, 1994 WL 879464, at *2 (Mass. Super. Aug. 31, 1994). The movant does not need to show that he cannot lose; just that success on the merits is probable. See A. W. Chesterton Co., Inc. v. Chesterton, 907 F. Supp. 19, 22 (D. Mass. 1995) (granting preliminary injunction to prevent a minority shareholder from violating his fiduciary duties by forcing the company to choose between purchasing his shares and losing its favorable tax status). Next, the court must find that there is a substantial risk of irreparable harm if it fails to grant the preliminary injunction. See Hull Mun. Lighting Plant, 399 Mass, at 643. Finally, the court must balance the risk of harm to the movant in the absence of an injunction against the harm suffered by the opposing party if the injunction is granted. Id.
     Preliminary injunctions are routinely granted in lawsuits such as this one where a plaintiff is attempting to block an improper cash-out merger.1 See Sealy Mattress Co. v. Sealy, Inc., 532 A.2d 1324, 1326, 1342 (Del. Ch. 1987) (granting minority shareholders motion to preliminarily

[1]	In the absence of a Massachusetts case on point, Massachusetts courts often look to Delaware case law in deciding cases such as the one at bar. See e.g., In re Mi-Lor Corp., 348 F.3d 294, 304 (1st Cir. 2003) (looking to Delaware law to develop Massachusetts corporate law).

enjoin proposed cash-out merger due to breach of fiduciary duties by directors and an unfair price); Roizen v. Multivest, Inc., No. 6535, 1981 WL 7631, at *4 (Del. Ch. Sept. 25, 1981) (issuing preliminary injunction blocking going-private merger where directors, who were also majority shareholders, had not adequately shown the merger was fair to minority shareholders or that the cash-out price was reasonable). Damages are difficult to determine when a contested merger is allowed to go forward but then ultimately ruled improper. See Sealy Mattress, 532 A.2d at 1341. Courts often consider the fact that damages would be difficult to assess as proof of irreparable harm to plaintiffs. See id. Fundamentally, a preliminary injunction is a mechanism to maintain the status quo until the merits of a case can be decided. See Grady, 1994 WL 879464 at *2. By granting a preliminary injunction and blocking an imminent merger, a court can preserve this status quo until it is sure of the merger’s legitimacy. See McCormack v. Zimmerman, No. 045500 BLS, 2005 WL 127036 (Mass. Super. Jan. 3, 2005).
B. PLAINTIFFS ARE LIKELY TO PREVAIL ON THE MERITS
     With regard to this requirement, it is apparent that “the applicable standard on a motion for preliminary injunction falls well short of that which would be required to secure final relief following trial, since it explicitly requires only that the record establish a reasonable probability that this greater showing will ultimately be made.” Cantor Fitzgerald, L.P. v. Cantor, 724 A.2d 571, 579 (Del. Ch. 1998) (quoting Donald J. Wolfe, Jr. and Michael A. Pittenger, Corporate And Commercial Practice In The Delaware Court Of Chancery, § 10-2(b)(2)).2
     Plaintiffs have alleged that the Defendants have breached their fiduciary duty of candor owed to the Company’s public shareholders by disclosing misleading information in and

[2]	Plaintiffs’ claims are governed by Delaware law under the “internal affairs doctrine.” See, e.g., Harrison v. NetCentric Corp., 433 Mass. 465, 471 (2001) (Today, we adhere to and reaffirm our policy that the State of incorporation dictates the choice of law regarding the internal affairs of a corporation”).

omitting material information from the 14D-9. The fiduciary duty of candor requires disclosure of all information in defendants’ possession that is germane to the transaction at issue. See Shell Petroleum, Inc. v. Smith, 606 A.2d 112, 114 (Del. 1992); Stroud v. Grace, 606 A.2d 75, 84-85 (Del. 1992); Rosenblatt v. Getty Oil Co., 493 A.2d 929, 944 (Del. 1985). Directors “are under a fiduciary duty to disclose fully and fairly all material information within the board’s control when it seeks shareholder action.” Arnold v. Society for Sav. Bancorp, Inc., 650 A.2d 1270, 1277 (Del. 1994) (citations omitted). The well-established test for whether a fact is material is as follows:
An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote...It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused a reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been reviewed by the reasonable investor as having significantly altered the “total mix” of information made available.
Id. (citations omitted). “Courts should not assess the qualitative importance of a particular disclosure item because the standard requires ‘full’ disclosure of all material facts.” Id. (citations omitted). The standard is whether the fact would have been relevant to investors’ decisions, not whether it necessarily would have changed investors’ decisions regarding the transaction. See Shell Petroleum, 606 A.2d at 114; Barkan v. Amsted Indus., Inc., 567 A.2d 1279, 1289 (Del. 1989).
     It is fundamental that, in order to make an informed decision, shareholders need certain financial information including a fair summary of a financial advisor’s analyses. As the Delaware Chancery Court has stated:

[S]tockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of their board as to how to vote on a merger or tender rely... [T]he disclosure of the banker’s “fairness opinion” alone and without more, provides stockholders with nothing other than a conclusion, qualified by a gauze of protective language designed to insulate the banker from liability.
The real informative value of the banker’s work is not in its bottom-line conclusion, but in the valuation analysis that buttresses that result.
In re Pure Resources, Inc. S’holders Litig., 808 A.2d 421, 449 (Del. Ch. 2002). For example, in In re Pure Resources, Inc., the Court held that shareholders confronted with the choice of tendering or not would find it material to know “key assumptions” that an investment banker used in performing its analyses. See also In re Netsmart Techs. Inc. S’holders litig., 924 A.2d 171 (Del. Ch. 2007) (enjoining $115 million proposed merger because, inter alia, the proxy statement failed to disclose the company’s financial projections); In re PNB Holding Co. S’holders Litig., No. 28-N, 2006 WL 2403999, at *15 (Del. Ch. Aug. 18, 2006) (“In the context of a cash-out merger, reliable management projections of the company’s future prospects are of obvious materiality to the electorate.”); Shell Petroleum, 606 A.2d at 114 (Del. 1992) (affirming award of damages for breach of fiduciary duty in not disclosing material misstatements, such as an error in calculating the discounted cash flow analysis).
     Here, there can be no doubt that Plaintiffs can demonstrate a reasonable probability of proving that the 14D-9 omitted material information needed by Targanta shareholders to render a fully informed decision as to whether or not to tender their shares.
1.	Management’s Probability Assumptions
     The 14D-9 discloses a set of financial projections prepared by management for the years 2009 to 2023. See Exhibit A at 27. Management also provided Leerink with its assumptions for the probability and timing of oritavancin — the Company’s key drug — advancing to successive stages from clinical development to commercialization (“Phase Transition Probability Schedule”). Id. While the 14D-9 discloses that management has developed this set of probabilities that places odds on the Company’s future successes with regulatory authorities and in the marketplace, the 14D-9 fails to disclose this highly material information. Knowledge of the Phase Transition Probability Schedule is, therefore, vital to a Targanta shareholder’s tender decision because it embodies management’s assessment as to the likelihood that the Company’s products will progress from clinical development to commercialization. See Affidavit of Matthew Morris in Support of Plaintiffs’ Motion for Preliminary Injunction (“Morris Aff.”).
     Furthermore, Leerink used the Phase Transition Probability Schedule to adjust the financial projection provided by management to derive a probability-weighted set of projections (“Probability Projections”) which it relied on for its Discounted Cash Flow Analysis (“DCF”). Without disclosure of the Phase Transition Probability Schedule, shareholders have no way of assessing the reliability of the Probability Projections that Leerink derived using the Phase Transition Probability Schedule. See Morris Aff. ¶¶ 5-6.
     The Phase Transition Probability Schedule is also material to Targanta shareholders who are being asked to tender their shares in the hope that they will receive CPR payments of up to $4.55 per share, as far as 12 years out, that depend on the future success of the Company’s products. It is patently unfair to ask shareholders to assess the likelihood of their receiving these future CPR payments without providing them with management’s assessment of the probability of success of these products — information that is contained in the Phase Transition Probability Schedule. See Morris Aff. ¶¶ 5-6.
     Thus, the Phase Transition Probability Schedule is material because its disclosure will alter the “total mix” of information available to shareholders by providing them with management’s assessment of the probability of success of the Company’s products — information that shareholders will undoubtedly rely on heavily when deciding whether or not to tender. Accordingly, the Proposed Transaction should be enjoined until the Phase Transition Probability Schedule is disclosed to Targanta shareholders.
2.	Leerink’s Financial Valuations are Based on Undisclosed “Black Box” Calculations
     In several instances, the 14D-9 fails to disclose key steps performed by Leerink in connection with its fairness opinion, making it impossible to draw any conclusions as to the reliability of its analysis. For example, in the Discounted Stock Price Analysis summary disclosed in the 14D-9, Leerink utilized price/earnings multiples for selected companies but does not adequately disclose those multiples (except for years 2104 and 2015). See Exhibit A at 29-30. Then, based on those multiples, Leerink somehow estimated a range of implied per share values for Targanta. It is impossible, however, for shareholders to assess the reliability of Leerink’s analysis without knowing the multiples it relied upon.
     Also, in the Selected Publicly Traded Companies analysis, the 14D-9 discloses that Leerink used a range of enterprise values derived from certain public companies to calculate a range of implied per share equity value for the Company. See Exhibit A at 29. Once again, the enterprise values used and the implied per share values derived by Leerink are not adequately disclosed.
     Third, in Leerink’s Transaction Premium Analysis summary, the 14D-9 discloses that Leerink applied derived premiums to the Company’s stock prices to obtain an implied per share equity value. See Exhibit A at 31. The premiums, however, are not disclosed.
     Finally, in its Historical Stock Trading Analysis, Leerink used a 15% discount rate but used a discount rate range of 12.5% to 17.5% for its Discounted Cash Flow Analysis. See

Exhibit A at 32. The 14D-9 fails to disclose how Leerink selected these discount rates and why different rates are used for each analyses. Also, the 14D-9 fails to disclose whether Leerink used terminal values in its Discounted Cash Flow Analysis and, if so, the terminal values used. The selection of these key inputs has a profound impact on the results obtained and is therefore material to a shareholder’s evaluation of Leerink’s analysis.
     Failure to disclose the assumptions and key information relied on by Leerink and simply disclosing the “black box” calculations are insufficient as a matter of law. As explained in Netsmart:
Once a board broaches a topic in its disclosures, a duty attaches to provide information that is ‘materially complete and unbiased by the omission of material facts.’ For this reason, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a ‘fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of the [] board as to how to vote ... rely.
924 A.2d at 203 (emphasis added). Further, as explained by the Delaware Chancery Court in Pure Resources:
The real informative value of the banker’s work is not in its bottom-line conclusion, but in the valuation analysis that buttresses that result. . . [a] stockholder engaging in the before-the-fact decision whether to tender would find it material to know the basic valuation exercises that First Boston and Petrie Parkman undertook, the key assumptions that they used in performing them, and the range of values that were thereby generated. ...
[F]ailure to disclose the information will deprive the stockholders of information material to making an informed decision whether the exchange ratio is favorable to them.
808 A.2d at 449-450 (emphasis added; footnotes omitted). As in Pure Resources, Defendants have only disclosed Leerink’s bare bones conclusions but have otherwise withheld the assumptions and key inputs relied on by Leerink — information that is necessary for shareholders to evaluate the reliability of the conclusion that are being ask to accept.
3.	Leerink’s Prior Dealings with Medicines
     The financial advisor’s fairness opinion is “one of the most important process-based underpinnings of a board’s recommendation of a transaction to its stockholders and, in turn, for the stockholders’ decisions on the appropriateness of the transaction.” Simonetti Rollover IRA v. Margolis, C.A. No. 3694-VCN (Del Ch. June 27, 2008) (enjoined a stockholder vote pending disclosure of the financial advisor’s pecuniary interest in the transaction). Here, the 14D-9 states that Leerink has had prior experiences with Medicines but fails to disclose the nature and extent of such prior experiences, whether Leerink rendered financial services to Medicines and any pecuniary interest it received in exchange that may give rise to conflicts of interest between Leerink and the Company. The extent of the prior relationship between Leerink and Medicines is especially material because: (i) Leerink was the one that initiated discussions between between Targanta and Medicines prior to the Targanta Board even considering a sale of the Company; (ii) Leerink recommended that the Company end the sales process after merely a week and without conducting any meaningful follow-up with the parties it contacted; (iii) Leerink recommended that the Company grant exclusivity to Medicines which prevented the Company from entertaining three indications of interest; (iv) the merger agreement contained a “no-solicitation” provision that prevented the Company from seeking a better alternative to the Medicines offer; and (v) the Board relied on Leerink’s fairness opinion in recommending the Proposed Transaction to Targanta shareholders. Thus, because Leerink played a key role throughout the sales process that appears to be nothing more than an attempt to sell the Company to Medicines, it is vital that shareholders be given material information regarding Leerink’s prior experiences with Medicines so that shareholders can assess the integrity of the sales process and the credibility of Leerink’s fairness opinion.
C. PLAINTIFFS AND THE CLASS WILL SUFFER IRREPARABLE HARM ABSENT AN INJUNCTION
     If the tender offer is not enjoined pending supplemental disclosures, Plaintiffs and the Class will be irreparably harmed by the deprivation of their right to make an informed decision with respect to the Proposed Transaction. Delaware courts recognize ‘“the irreversible harm which would occur by permitting a stockholder vote on a merger to proceed without all material information necessary to make an informed decision.”’ In re MONY Group Inc. S’holder Litig, 852 A.2d 9, 32 (Del. Ch. 2004) (quoting State of Wis. Inv. Bd. V. Bartlett, 2000 Del. Ch. LEXIS 42, 2000 WL 238026 at *10 (Del. Ch. Oct. 27, 1999)). Asking stockholders “to make a decision as to whether to seek appraisal or accept the merger price based upon allegedly inadequate information creates the potential for irreparable harm.” Morton v. Am. Mktg. Indus. Holdings, C.A. No. 14550, 1995 Del. Ch. LEXIS 162, at *10 (Del. Ch. Oct. 5, 1995); see also Netsmart, 924 A.2d at 207-08 (Del. Ch. 2007) (irreparable harm typically found where stockholders forced to make an important decision with inadequate disclosures); La. Mun. Police Employees’ Ret. Sys. v. Crawford, 918 A.2d 1172, 1192 (Del. Ch. 2007) (holding that “[s]hareholders would suffer irreparable harm [if they] were.. .forced to vote without knowledge of...material facts”); In re Pure Res. S’holders Litig., 808 A.2d 421, 452 (Del. Ch. 2002) (holding that making a decision regarding a tender offer “on the basis of materially misleading or inadequate information” constitutes irreparable harm); Gilmartin v. Adobe Res. Corp., 1992 WL 71510, *43 (Del.Ch. Apr, 1992) (granting plaintiffs’ motion for preliminary injunction and holding “[t]he right to cast an informed vote is specific, and its proper vindication in this case requires a specific remedy such as an injunction, rather than a substitutionary remedy such as damages”) ;

see also State of Wisconsin Investment Bd. v. Bartlett, 2000 WL 193115, *3 (Del.Ch. Feb. 9, 2000) (“I further find that the Medco shareholders will suffer irreparable harm as a matter of law if they must vote for or against the merger [on the planned date] given my findings that they will not have adequate time to receive, absorb and consider the supplemental material.”); Sealy Mattress Co. of NJ., Inc. v. Sealy Inc., 532 A.2d, 1324, 1340 (Del. Ch. 1987) (where stockholders have not received sufficient information to make an informed decision, “the inability to make that choice constitutes irreparable harm....”).
     Further, a preliminary injunction “would remedy the wrong caused to the Stockholders right to cas[t] a vote after a full and fair disclosure of material facts because the necessary supplemental disclosure can be accomplished quickly.” MONY Group, 852 A.2d at 3233. See also Morton, 1995 Del. C. LEXIS 162, at *9 (“corrective disclosure ... is a favored remedy”).
D. THE BALANCE OF HARDSHIPS FAVORS AN INJUNCTION
     Here, the balance of equities weighs heavily in favor of granting injunctive relief. The denial of this limited interim relief will forever foreclose the Targanta shareholders from making an informed investment decision based on the withheld information. By contrast, granting injunctive relief will result in the ability of Defendants to comply with their fiduciary duties owed to Plaintiffs and the Class — a procedural protection for the Plaintiffs and the Class.
     Equally important, no hardship to the Defendants will occur as a result of a preliminary injunction requiring that Targanta shareholders have the opportunity to consider material supplemental disclosures before deciding whether to tender their shares. See In re Staples S’holders Litigation, 792 A.2d 934 (Del Ch. 2001)([O]ur cases recognize that it is appropriate for the court to address material disclosure problems through the issuance of a preliminary injunction that persists until the problems are corrected. An injunctive remedy of that nature specifically vindicates the stockholder right at issue — the right to receive fair disclosure of the material facts necessary to cast a fully informed vote — in a manner that later monetary damages cannot and is therefore the preferred remedy, where practicable.”); see also State of Wisconsin Inv. Bd. v. Bartlett, 2000 WL 193115 (Del. Ch. Feb. 9, 2000) (noting that hardships suffered by defendant by delay of vote were de minimus when compared to the possibility that the shareholders voted on the extinction of their corporation with less than all the material reasonably available to them); In re Anderson, Clayton Shareholders’ Litigation, 519 A.2d 669, 676 (recognizing, in balancing harm, that delay in any large transaction may involve risks of employee agitation or market fluctuations, but finding those factors not especially significant in view of the fundamental importance of the transaction” and its likely long-term consequences).
     Furthermore, Defendants will suffer no prejudice from a short postponement of the closing of the Proposed Transaction to give shareholders sufficient time to absorb the curative disclosures. Indeed, the Proposed Transaction was only announced on January 12, 2009, and the 14D-9 only issued on January 27, 2009. Accordingly, a mere few weeks will have gone by since the shareholders were first presented with the Transaction — a tremendously rapid pace for such a transaction. Furthermore, the merger agreement itself allows for the extension of time for the expiration of the tender in connection with the Proposed Transaction.
     Any postponement of the closing of the Proposed Transaction, to the extent that is even necessary, to allow for corrective disclosures is, on balance, worth the cost because it will ensure an informed decision on the tender in connection with the Proposed Transaction. See In re Staples, 792 A.2d 934. The shareholders’ right to an informed decision clearly must be protected. [R]espect for the shareholders’ right to determine the course of this Company’s future compels granting Plaintiffs motion for a preliminary injunction. In re Anderson, 519 A.2d 669, 679.

IV. CONCLUSION
     For the foregoing reasons, Plaintiffs respectfully request that the Court issue an order preliminarily enjoining Defendants, their agents, employees, and anyone acting on their behalf from facilitating, effectuating, enforcing, or taking steps to facilitate, effectuate, enforce or consummate the Proposed Transaction until such time as curative disclosures are made.
February 16, 2009

Respectfully submitted,

HERMAN DEVALERIO

/s/ Kristin Moody Norman Berman (BBO# 040460)
Jeffrey C. Block (BBO# 690747)
Kristin Moody (BBO# 661792)
One Liberty Square
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542-1194

LEVI & KORSINSKY, LLP
Joseph Levi (to be admitted pro hac vice)
Juan E. Monteverde (pro hac vice admission pending)
39 Broadway, Suite 1601
New York, NY 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss	SUPERIOR COURT Civ. Action No. 09-0269-BLS

MARTIN ALBRIGHT AND VITO CARUSO,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiffs,	)
)
v.	)
)
MARK LEUCHTENBERGER, STÉPHANE	)
BANCEL, M.D., GAREN BOHLIN, JEFFREY	)
COURTNEY, ROSEMARY A. CRANE,	)
WILLIAM W. CROUSE, ERIC M. GORDON,	)
PH.D., DILIP MEHTA, M.D., PH.D,	)
TARGANTA THERAPEUTICS	)
CORPORATION, THE MEDICINES	)
COMPANY, AND BOXFORD	)
SUBSIDIARY CORPORATION,	)
)
Defendants.	)
)

AFFIDAVIT OF JUAN E. MONTEVERDE IN SUPPORT OF PLAINTIFFS’ MOTION
FOR PRELIMINARY INJUNCTION
     JUAN E. MONTEVERDE, of full age, hereby states as follows:
     1. I am an associate with Levi & Korsinsky, LLP and I am familiar with the facts in this action. This declaration is in support of Plaintiffs’ Motion for Preliminary Injunction (the “Memorandum”). In order to prepare this declaration I have reviewed, gathered and relied on publicly available information, including, but not limited to, the Recommendation Statement on Form 14D-9 filed by the Targanta Therapeutics, Corporation (“Targanta”) on January 27, 2009 and through the documents produced by Defendants in connection with this action.
     2. Targanta is a corporation organized and existing under the laws of the State of

1

Delaware and maintains its principal corporate offices at 222 Third Street, Suite 2300, Cambridge, MA 02142-1122. The Company develops and commercializes antibiotics to treat serious infections in the hospital and other institutional settings. Its drug pipeline includes an intravenous version of oritavancin, a semi-synthetic lipoglycopeptide antibiotic currently awaiting EU regulatory approval, and an oral version of oritavancin for the possible treatment of Clostidium difficile-related infection.
     3. Targanta recently went public in October 2007 through an initial public offering in which Leerink Swann LLC (“Leerink”) was an underwriter. On September 2, 2008, before the Targanta Board decided to explore the sale of the Company, Leerink, on its own, contacted Glenn Sblendorio, Vice President and Chief Financial Officer of Medicines, to explore if Medicines would be interested in pursuing a strategic relationship or transaction with Targanta. The 14D-9 specifically states that Leerink had previously advised Medicines, and, therefore, Leerink was apparently familiar with both Targanta and Medicines. Leerink then put Medicines in contact with Targanta, which resulted in Medicines executing a confidentiality agreement on October 6, 2008 so that it could conduct due diligence on Targanta.
     4. After determining that Medicines was interested in acquiring Targanta, on December 10, 2008, the Company formally retained Leerink as its financial adviser and authorized Leerink to identify and contact potential acquirers for the Company. On that same day, Leerink commenced a sales process by contacting 22 parties to assess their interest in acquiring the Company. Only seven days later and without conducting any meaningful follow-up with the contacted parties, Leerink advised Targanta to enter into an exclusivity agreement with Medicines. Targanta executed an exclusivity agreement with Medicines on December 21, 2008 that was set to expire at 5pm on Friday, January 9, 2009.

2

     5. During the exclusivity period, Targanta received at least three indications of interest. In fact, two of three indications of interest were from parties that were not on the list of 22 parties contacted by Leerink. The Company, however, was forced to ignore these indications of interest because of the hastily agreed to exclusivity agreement. Then, on Sunday, January 11, 2009, Targanta entered into a merger agreement with Medicines which was announced on January 12,2009.
     6. Surprisingly, after failing to conduct a credible sales process and seeing that potential acquirers were turned away during the exclusivity period, the Board agreed to include a “no solicitation” provision in the merger agreement that prohibited the Board from seeking a superior offer. Thus, the Board agreed to sell the Company after conducting a hasty and superficial sales process and without conducting any market check to ensure that shareholder value was maximized.
     7. On January 27, 2009, Targanta filed with the SEC its 14D-9 that recommends the shareholders to tender their shares in connection with Proposed Transaction, as defined in the Memorandum. As explained in the Memorandum, the 14D-9 is replete with material misstatements and omissions.
     8. In rendering its fairness opinion, Leerink relied on a comprehensive set of probabilities prepared by management that reflected management’s view as to the likelihood of the Company’s products progressing from clinical development to commercialization. Leerink used these probabilities to derive a set of financial projections it relied on in its fairness opinion. These probabilities must be disclosed so that Traganta shareholders have the information necessary to evaluate the reliability of Leerink’s fairness opinion, the Company’s prospects as a

3

standalone entity and the likelihood of receiving the future CPR payments if the Proposed Transaction is completed.
     9. The fairness opinion of Leerink made several key assumptions for which the 14D-9 provides no explanation that would allow investors to evaluate the reliability of such assumptions. For example, Leerink selected different discount rate ranges for its Historical Stock Trading and Discounted Cash Flow analyses but the 14D-9 fails to explain how these discount rate ranges were selected and why different ranges were selected for each of the analyses. Also, for several of the analyses, the 14D-9 disclosed conclusions reached by Leerink but failed to disclose certain intermediary steps and assumptions made by Leerink that shareholders need to evaluate the reliability of the fairness opinion.
     10. The 14D-9 also states that Leerink has had prior experiences with Medicines but otherwise fails to disclose the nature of these prior experiences, whether Leerink has rendered financial services to Medicines and what fees, if any, that Medicines has paid to Leerink.
     11. As it stands now, Plaintiffs and the other Targanta shareholders must decide before February 24, 2009, at the latest, based on inadequate and misleading information, whether to tender their shares and cash out their equity interest in the Company. They cannot adequately do so, on an informed basis, with the paltry information they have available to them now.

February 16, 2009	/s/ Juan E. Monteverde
Juan E. Monteverde, Esq.

New York State, New York County. Subscribed and sworn to before me, this 16th day of February, 2009.

/s/ Steven J. Corvi
Notary

STEVEN J. CORVI, SR. NOTARY PUBLIC, STATE OF NEW YORK
NO. 30-4866352 QUALIFIED IN NASSAU COUNTY & NYC COMMISSION EXPIRES JULY 28, 2010

4

CERTIFICATE OF SERVICE
     I, Kristin J. Moody, hereby certify that a true and correct copy of the above document was served on counsel for the defendants via U.S. mail and electronic mail.

February 17, 2009	/s/ Kristin J. Moody
Kristin J. Moody

COMMONWEALTH OF MASSACHUSETTS

SUPERIOR COURT
SUFFOLK, ss		Civ. Action No. 09-0269-BLS

MARTIN ALBRIGHT AND VITO CARUSO,	)
individually and on behalf of all others similarly	)
situated,	)
)
Plaintiffs,	)
)
V.	)
)
MARK LEUCHTENBERGER, STÉPHANE	)
BANCEL, M.D., GAREN BOHLIN, JEFFREY	)
COURTNEY, ROSEMARY A. CRANE,	)
WILLIAM W. CROUSE, ERIC M. GORDON,	)
PH.D., DILIP MEHTA, M.D., PH.D,	)
TARGANTA THERAPEUTICS CORPORATION, THE MEDICINES	) )
COMPANY, AND BOXFORD	)
SUBSIDIARY CORPORATION,	)
)
Defendants.	)
)

AFFIDAVIT OF MATTHEW MORRIS IN SUPPORT OF
PLAINTIFFS’ MOTION FOR PRELIMINARY INJUNCTION

State of Texas	)
	)	ss.:
County of Dallas	)
     Before the undersigned, an officer duly commissioned by the laws of the State of Texas, on this 15th day of February 2009, personally appeared Matthew Morris, who having been first duly sworn, deposes and states:
     I, Matthew Morris, state under penalty of perjury that:

     1. I am the Managing Director of Fin Econ Partners, a financial advisory firm specializing in financial, economic and valuation issues relating to transactions, public reporting, tax planning, intellectual property and litigation. A copy of my curriculum vitae, which outlines my background and professional experience, is attached as Schedule A. I have acted as a financial advisor in numerous transactions over the course of my professional career. As part of my advisory practice, I routinely provide financial counsel to buyers and sellers of companies and prepare valuation and fairness opinions for a variety of purposes. Over the course of my career, I have prepared numerous valuations and other financial analyses of companies operating in the biotechnology / pharmaceutical industry and also worked for a biotech firm earlier in my career.
     2. I was retained by Plaintiffs’ legal counsel in connection with the above-captioned matter relating to a tender offer made by an affiliate of The Medicines Company, Inc. (“Medicines”) to acquire the shares of Targanta Therapeutics Corporation (“Targanta” or the “Company”) for upfront cash consideration of $2 per share plus additional cash consideration that is contingent on achieving certain future milestones (the “Proposed Transaction”).
     3. I relied on several sources of information, including documents produced in this matter, filings with the Securities and Exchange Commission (“SEC”) and other public information. To the extent additional information is made available to me after the date of this opinion, I expressly reserve the right to update my analysis and opinion as appropriate. Although referred to in my affidavit, I have not attached a copy of Targanta’s Recommendation Statement contained in the Form 14D-9 filed with the SEC on January 27, 2009 (the “14D-9”), which is attached as Exhibit A to Plaintiffs’ Memorandum in Support of Motion for Preliminary Injunction.

2

     4. Based on a review of the materials provided and my significant experience in the valuation of assets and securities, it is my considered opinion that the 14D-9 lacks specific information that is significant in Targanta’s shareholders’ determination of whether to tender or withhold their shares.
THE PROBABILITY WEIGHTINGS ASSOCIATED WITH TARGANTA’S FINANCIAL PROJECTIONS ARE CRUCIAL TO UNDERSTANDING THE COMPANY’S FINANCIAL PROSPECTS AS WELL AS THE VALUE OF THE CONTINGENT PAYMENT RIGHT
     5. The probability weightings associated with Targanta’s financial projections are important for two reasons. First, these weightings are a significant driver of Targanta’s future revenue and profits. By their nature, financial projections relating with unapproved drugs, devices and other medical products often include assumptions about the probability and timing of future regulatory approval(s). To accomplish this, projections incorporate a time series of probabilities associated with various stages of the regulatory approval process, and these probabilities are typically the primary factors influencing value. To illustrate, consider the following examples. If a drug company with no marketable products had a potential blockbuster drug in its pipeline, investors would value the company more highly if the drug had a 90% chance of regulatory approval versus only a 10% chance, all else equal. Conversely, investors would value the company more highly if the drug was anticipated to be approved in one year as opposed to five years. The probability weightings associated with Targanta’s financial projections contain embedded information about the probability and timing of the regulatory approval of the individual products under development. Because Targanta is still in its pre-revenue phase, there is no reliable way to evaluate Targanta’s future financial prospects or the

3

relative financial merit of the Proposed Transaction without an understanding of the probability weightings associated with the Company’s financial projections.
     6. Second, the probability weightings are critical to the valuation of the contingent consideration portion of the Proposed Transaction (the “Contingent Payment Right”). The Contingent Payment Right entitles Targanta’s shareholders to additional payments if certain milestones are achieved. Generally described, the Contingent Payment Right includes up to $1.00 per share if the Company’s oritavancin antibiotic is approved for marketing in Europe for the treatment of complicated skin and skin structure infections (“cSSSI”), up to an additional $1.20 per share if certain milestones are achieved with respect to its approval for treatment of cSSSI in the United States and an additional $2.35 per share if aggregate net sales of oritavancin products exceed $400 million in any four-quarter period ending on or before December 31, 2021.1 Without understanding the probabilities and the timing related to achieving these milestones, there is no practical method by which the present value of the Contingent Payment Right can be estimated on a risk-adjusted basis. Given that the Contingent Payment Right potentially represents the lion’s share of the Proposed Transaction consideration, Targanta’s shareholders are unable to properly assess the risk and value of its collection in the context of assessing the financial merit of the Proposed Transaction.
     7. For the reasons stated above, the probability weightings associated with Targanta’s financial projections are necessary to develop an accurate assessment of the Company’s financial prospects and to value the Contingent Payment Right and are, therefore, essential in evaluating the Proposed Transaction.

[1]	14D-9, pp. 2-3

4

Signed under the pains and penalty of perjury this 15th day of February 2009,

/s/ Matthew Morris
MATTHEW MORRIS, CFA

State of Texas
County of Dallas
SUBSCRIBED AND SWORN to before me this 15th day of February, 2009

/s/ Brandi Fulmer
Notary Public for Texas
My Commission Expires: 3/7/2012

5

EXHIBIT A

Schedule A: Curriculum Vitae of Matthew Morris

FIN|ECON
Partners, Inc.
finance ☐ economics ☐ strategy

Matthew Morris, CFA, CLP

Biography
Mr. Morris is the Managing Director of Fin | Econ Partners, a corporate finance advisory firm specializing in the practical application of financial, economic and valuation principles to solve a variety of challenges. The scope of his work with clients includes financial and economic analyses for transactions, intellectual property strategy, asset and securities valuation and commercial disputes. Mr. Morris possesses a broad range of noteworthy industry experience in the following markets:

▪	Aerospace & defense	▪	Distribution
▪	Banking & insurance	▪	Energy, utilities & chemicals
▪	Biotechnology, healthcare & pharma	▪	Real estate & hospitality
▪	Computer software & hardware	▪	Retail
▪	Construction & materials	▪	Sports & entertainment
▪	Consumer products	▪	Telecommunications
Mr. Morris has been published on several occasions and has served as a consulting or testifying expert in a number of litigation matters. Cases in which he has prepared financial analyses and estimations of economic damage include merger-related litigation, patent infringement and fraud.
Formal Education
Master of Science, Finance
     University of Strathclyde, Glasgow, Scotland
MIM, International Management
     Schiller University, Heidelberg, Germany
Bachelor of Arts, History (cum laude)
     University of Dallas, Dallas, Texas
Secondary Education
     Cistercian Preparatory School, Irving, Texas
Accreditations and Designations
Chartered Financial Analyst (CFA)
Certified Licensing Professional (CLP)
Phi Alpha Theta
Organizations and Professional Associations
Entrepreneurs’ Organization (EO)
CFA Institute
CFA Society of Dallas-Fort Worth
Licensing Executives Society (Past Chair, D/FW Chapter)
American Finance Association
Institute for the Study of Business Markets (ISBM)
Advisory Committee — Patent Rules Task Force for the Northern District of Texas
University of Dallas Graduate School of Management — Adjunct Faculty Member
Lakeland Academy — Board Member & Finance Committee Chair

FIN|ECON
Partners, Inc.
finance ☐ economics ☐ strategy

Matthew Morris, CFA, CLP

Publications
Royalty Securitizations: Were “Bowie Bonds” Just a Fad?
Capital Formation Institute Website
Victor’s Little Secret
VALUE Advisory, Summer 2003
Will SFAS 141 Make a Difference?
VALUE Advisory, Fall 2002
How to Enhance the Value of Patents
DFW TechBiz, September 17, 2001
The Pre-lPO Cheap Stock Issue: Sources and Solutions
Capital Network’s Capital Update, Spring 2000
The Valuation of Asset Holding Companies
Financial Valuation: Businesses and Business Interests, 1999 Update, Warren Gorham & Lamont
Selected Lectures and Presentations
Navigating the Changing Landscape for Technology Assets
World’s Best Technologies Showcase, Arlington, Texas — 2008
Creating and Measuring Early Stage Value
World’s Best Technologies Showcase, Arlington, Texas — 2007
Strategic Value Creation
Guest Lecturer, University of Texas at Arlington — 2006
Royalty Rate, Licensing & Litigation
World’s Best Technologies Showcase, Arlington, Texas — 2006
Value-Based Solutions for Consumer Products Issues
LES Annual Conference, Phoenix, Arizona — 2005
Early Stage Valuation
Minnesota Chapter of LES, Minneapolis, Minnesota — 2005
Business Valuation (conference co-chair)
Accounting and Finance for Attorneys, Dallas and Houston, Texas — 2005
Extracting Value from Trademark Assets
IP Licensing Nuts and Bolts: Strategy, Negotiation and Drafting, Houston / Austin, Texas - 2004/2005
Introduction to Finance (conference co-chair)
Accounting and Finance for Attorneys, Dallas and Houston, Texas — 2005
Strategies and Solutions for Optimizing IP Valuation & Value Creation (conference chair)
World Research Group, Chicago, Illinois — 2004
Introduction to Brand Finance
LES Annual Meeting, San Diego, California — 2003
Topics in Valuation
Internal Revenue Service Gift & Estate Section, Ft. Worth, Texas — 2002
Early Stage Company Valuations and the Cheap Stock Issue
CLE Seminar, Gray Cary Ware & Freidenrich; Austin, Texas — 2000

CERTIFICATE OF SERVICE
     I, Kristin J. Moody, hereby certify that a true and correct copy of the above document was served on counsel for the defendants via U.S. mail and electronic mail.

February 17, 2009	/s/ Kristin J. Moody
Kristin J. Moody